                                                                  EXHIBIT 12.2

                            SALTON SEA GUARANTORS
                      RATIO OF EARNINGS TO FIXED CHARGES
                     (AMOUNTS IN THOUSANDS, EXCEPT RATIO)

                                                                                     THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                    MARCH 31,
                                -----------------------------------------------------------------------
                                   1998      1997       1996       1995     1994      1999       1998
                                --------- ---------  ---------- --------  -------- ---------  ---------
Pre-tax income from continuing
 operations                       45,939    42,816      35,031    19,348   31,943     3,362      5,811
Capitalized interest, net of
 amortization                     (5,024)   (4,513)    (10,033)   (9,178)      --    (1,612)    (1,154)
                                --------- ---------  ---------- --------  -------- ---------  ---------
Fixed charges:                    40,915    38,303      24,998    10,170   31,943     1,750      4,657
 Interest expense and
  amortization of deferred
  finance charges on all
  indebtedness                    21,730    23,004      24,866    24,783    8,240     6,076      5,260
                                --------- ---------  ---------- --------  -------- ---------  ---------
 Total fixed charges              21,730    23,004      24,866    24,783    8,240     6,076      5,260
Earnings before income taxes
 and fixed charges                62,645    61,307      49,864    34,953   40,183     7,826      9,917
Ratio of earnings to fixed
 charges                           2.883     2.665       2.005     1.410    4.877     1.288     1.885